UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2011

Commission File Number  000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia  V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Suite 835 – 1100 Melville Street
Vancouver, BC   V6E 4A6
Office:  (604) 568-2496
Fax:  (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex Mining Issues Common Shares on Exercise of
Warrants and Stock Options

Vancouver, BC, Canada - July 12, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) announces that on July 11, 2011 one of its investors exercised share purchase warrants pursuant to which it purchased 363,636 of the Company’s common shares at an exercise price of $0.65 pershare for $236,363 and on July 12, 2011 one of its investors exercised share purchase warrants pursuant to which it purchased 363,636 of the Company’s common shares at an exercise price of $0.65 pershare for $236,363.

In addition, on July 5, 2011, the Company’s President exercised 50,000 stock options pursuant to which he purchased 50,000 common shares of the Company’s common shares at an exercise price of $0.37 per share for $18,500 and on July 6, 2011, one its officers exercised 12,500 stock options pursuant to which he purchased 12,500 of the Company’s common shares at an exercise price of $0.80 per share for $10,000.

About Argentex:

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced late-stage exploration projects in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 projects located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

This press release is provided pursuant to the requirements of TSX V Policy 3.3. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, Chief Financial Officer and Treasurer
Date:  July 12, 2011